

SECUR   06002610   1ISSION




ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.

FEB 17 2006

503

SEC FILE NUMBER
8-   34927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/05___ AND ENDING ___12/31/05___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonewall Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 S. Sangamon, Suite 5-B
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc B. Horin   (312) 421 - 6262
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ Marc B. Horin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Stonewall Investments, Inc. _____ , as of _____ December 31 _____ , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

"OFFICIAL SEAL"
S.S. ALAM
Notary Public, State of Illinois
My Commission Expires 01/04/07

This report ** contains (check all applicable boxes):
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonewall Investments, Inc.

Financial Report

December 31, 2005



Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stonewall Investments, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Stonewall Investments, Inc. as of December 31, 2005 and 2004, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonewall Investments, Inc. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Kehlenbrink, Lawrence & Pauckner

February 2 , 2006

Stonewall Investments, Inc.

Statements of Financial Condition

	December 31, 2005	December 31, 2004
Assets		
Cash and cash equivalents	$ 32,890	$ 11,077
Accounts receivable	64	893
Prepayments	513	1,137
Certificate of deposit	41,886	40,548
Total Assets	$ 75,353	$ 53,655
Liabilities and Shareholder's Equity		
Liabilities	$ -	$ -
Shareholder's Equity		
Common stock, no par value, 1,000 shares authorized, 1,000 shares outstanding	1,000	1,000
Retained earnings	74,353	52,655
Total Shareholder's Equity	75,353	53,655
Total Liabilities and Shareholder's Equity	$ 75,353	$ 53,655

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Income Statements

| | For The Years Ended | |
	December 31, 2005	December 31, 2004
Revenues		
Commissions	$ 2,678	$ 2,590
Interest	1,770	607
Concessions	14,460	6,450
Consultant services	8,000	-
Transition management services	-	20,595
Miscellaneous revenue	8,685	9,606
Total revenues	35,593	39,848
Operating Expenses		
Regulatory fees and expenses	5,793	2,730
Professional fees and commissions	6,323	20,795
Clearing fees	424	812
Insurance	624	422
Miscellaneous	731	528
Total operating expenses	13,895	25,287
Net Income	$ 21,698	$ 14,561

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Statements of Retained Earnings

| | For The Years Ended | |
	December 31, 2005	December 31, 2004
Balance at the beginning of the period	$ 52,655	$ 38,094
Net income	21,698	14,561
Balance at the end of the period	$ 74,353	$ 52,655

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.

Statements of Cash Flows

	For The Years Ended	
	December 31, 2005	December 31, 2004
Operating Activities		
Net income	$ 21,698	$ 14,561
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	829	(557)
Prepayments	624	(819)
Net Cash Provided by Operating Activities	23,151	13,185
Investing Activities		
Purchase of investments	(1,338)	(40,548)
Net Cash Used in Investing Activities	(1,338)	(40,548)
Increase (Decrease) in Cash and Cash Equivalents	21,813	(27,363)
Cash and Cash Equivalents at Beginning of Year	11,077	38,440
Cash and Cash Equivalents at End of Year	$ 32,890	$ 11,077

The accompanying notes are an integral part of these financial statements.

5

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2005

Note 1 - Significant Accounting Policies

Description of Business
Stonewall Investments, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in providing brokerage services for individual and business investors. The Company also engages in consulting services.

Security Trades
On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues in the form of commissions are recognized based on the trade date of each customer transaction.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2005 and 2004. Income taxes paid were $219 and $48 for 2005 and 2004, respectively.

Income Taxes
The shareholder has elected, under provisions of the Internal Revenue Code, to have the Company's income taxed directly to him. Accordingly, no federal income taxes are reflected in these financial statements. State income taxes are not material; therefore, no accrual has been made in these financial statements.

Note 2 – Cash and Cash Equivalents

The Company maintains cash balances in money market funds. Such balances are not insured.

Stonewall Investments, Inc.

Notes to Financial Statements
December 31, 2005

Note 3 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2005, the Company had net capital of $73,575, which was $68,575 in excess of its required net capital of $5,000. The Company did not have any aggregate indebtedness at December 31, 2005.

Note 4 - Control Requirements

There are no amounts, as of December 31, 2005, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 5 - Reconciliation Pursuant To Rule 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2005 unaudited Focus report and this report.

Stonewall Investments, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2005

Net Capital

Shareholder's equity	$	75,353
Less nonallowable assets		573
Net capital before haircuts on security position		74,780
Haircuts on securities:		
Money market		(545)
Certificate of deposit - interest penalty		(660)
Undue concentrations		-
Net capital	$	73,575

Aggregate Indebtedness	$	-
Net capital required based on aggregate indebtedness	$	-

Computation of Basic Net Capital Requirement

Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	68,575
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	73,575
Percentage of Aggregate Indebtedness to Net Capital		0.0%

8



To the Board of Directors of
Stonewall Investments, Inc.

In planning and performing our audit of the financial statements of Stonewall Investments, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 2, 2006